UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No.  1*

Qunar Cayman Islands Limited

(Name of Issuer)

Class B Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

74906P1049**

(CUSIP Number)

Ctrip.com International, Ltd.

c/o 99 Fu Quan Road, Shanghai 200335

The People’s Republic of China

Attention: Xiaofan Wang, Chief Financial Officer

+86 (21) 34064880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq.

Haiping Li, Esq.

Skadden, Arps, Slate, Meagher & Flom

42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

+852 3910 4850

October 19, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**   There is no CUSIP number assigned to the Class B ordinary shares. CUSIP number 74906P1049 has been assigned to the American Depositary Shares (the “ADSs”) of the Issuer, which are quoted on The NASDAQ Global Select Market under the symbol “QUNR.” Each ADS represents three Class B ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	290138 205	Page	1	of	1	Pages

1	Names of Reporting Person Ctrip.com International, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 190,152,519[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 190,152,519[1]
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 190,152,519
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 43.4% [2]
14	Type of Reporting Person (See Instructions) CO

1  Consists of 190,152,519 Class B ordinary shares of the Company held by Ctrip.com International, Ltd.

2  The percentages of ownership set forth in row 13 above is based on 438,436,628 ordinary shares of the Company (including 6 Class A ordinary shares of the Company and 438,436,622 Class B ordinary shares) outstanding as of October 19, 2016, as disclosed by the Issuer in the Merger Agreement (as defined below).

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on November 5, 2015 (the “Original Schedule 13D”).  Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D shall remain unchanged. All capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following at the end thereof:

The filing of Amendment No.1 is not being made as a result of any particular acquisitions or dispositions of Ordinary Shares by the Reporting Person.

Pursuant to the Merger Agreement (as defined below), Merger Sub (as defined below) will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (as defined below) as a result of the Merger (as defined below). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, which is presented herein as Exhibit B and is incorporated herein by reference in its entirety.

The information set forth in Item 4 of this Statement is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

The information set forth in Items 3 and 6 of this Statement is incorporated by reference in this Item 4.

On June 22, 2016, Ocean Management Limited (“Ocean Management”) submitted a non-binding proposal (the “Proposal”) to the Company’s board of directors related to the proposed acquisition other than ordinary shares owned by the significant shareholders accounting for a majority in voting power of the Company, which include the Reporting Person.

On October 19, 2016, the Reporting Person entered into a consortium agreement (the “Consortium Agreement”) with Ocean Management (together with the Reporting Person, the “Consortium Members”), pursuant to which the Consortium Members will cooperate in good faith in connection with an acquisition transaction (the “Transaction”) with respect to the Issuer, as contemplated by the Proposal.

The Consortium Agreement provides, among other things, for the cooperation and participation in the: (a) evaluation of the Issuer, including conducting due diligence of the Issuer and its business; (b) discussions regarding the Transaction and the Issuer; (c) negotiations of the terms of definitive documentation in connection with the Transaction; and (d) engagement of advisors.  During the period beginning on the date of the Consortium Agreement and ending on the earlier of (i) twelve (12) months following the termination of the Consortium Agreement as a result of the Consortium Members and/or the Issuer being unable to reach agreement on the terms of the Transaction, or (ii) the termination of the Consortium Agreement on the occurrence of other termination events, the Consortium Members have agreed to deal exclusively with each other with respect to the Transaction.

References to the Consortium Agreement in this Statement are qualified in their entirety by reference to the Consortium Agreement, a copy of which is attached hereto as Exhibit C, and incorporated herein by reference in their entirety.

On the same date, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Ocean Management, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and Ocean Management Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”).  Pursuant to the terms of the Merger Agreement, at the effective time of the merger, each ordinary share of the Company issued and outstanding immediately prior to the effective time of the merger (each a “Share”) will be cancelled and cease to exist in exchange for the right to receive $10.13 in cash without interest, and each ADS of the Company, representing three Shares, will be cancelled in exchange for the right to receive $30.39 in cash without interest, except for (a) (i) Shares (including Shares represented by ADSs) (“Rollover Shares”) beneficially owned by each of the Reporting Person, M Strat Holdings, L.P., Momentum Strategic Holdings, L.P., Earthly Paradise Investment Fund L.P., Seavour Investment Limited, Shuofeng Holdings Limited, Richbright Investment Limited, Eagle Limited (collectively, the “Rollover Shareholders”), (ii) Shares (including Shares represented by ADSs) held by Parent, the Company or any of their subsidiaries, and (iii) Shares (including Shares represented by ADSs) held by the Depositary and reserved for the issuance and allocation pursuant to the Company’s 2007 and 2015 share incentive plans, each of which will be cancelled and cease to exist without any conversion thereof or consideration paid therefor, and (b) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which will be cancelled and cease to exist in exchange for the right to receive the payment of appraised fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands. The closing of the transactions contemplated by the Merger Agreement is subject to a number of customary conditions, including a vote of shareholders representing at least two-thirds of the voting power of the Shares present and vote in person or by proxy as a single class at the Company’s shareholders’ meeting.  The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, which is presented herein as Exhibit B and is incorporated herein by reference in its entirety.

Upon consummation of the Merger, the ADSs will be delisted from the NASDAQ Global Select Market, and the Issuer’s obligations to file periodic reports under the Exchange Act will be terminated. After the Merger, the Issuer will be privately held by the Rollover Shareholders and Ocean Management.

In addition, Ocean Management will provide equity financing to Parent to consummate the Merger.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into a support agreement dated as of October 19, 2016 (the “Support Agreement”) with Parent, pursuant to which they have agreed with Parent, among other things, that (a) the Rollover Shareholders will vote all Shares (including Shares represented by ADSs) owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the transaction contemplated by the Merger Agreement, (b) the Rollover Shares will, in connection with and at the effective time of the Merger, be cancelled for no consideration and (c) the Rollover Shareholders, in consideration for the cancellation of the Rollover Shares, will subscribe for newly issued shares of Parent.  The information in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit D, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Reporting Person executed and delivered a limited guarantee (the “Limited Guarantee”) in favor of the Issuer with respect to a portion of the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.  The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guarantee, a copy of which is filed as Exhibit E, and which is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby replaced with the following:

(a) – (b) With respect to the Reporting Person, the responses to Rows (7) through (13) of the cover pages of this Statement are hereby incorporated by reference in this Item 5.

As of the date of this Statement, the Reporting Person beneficially owns 190,152,519 Class B ordinary shares of the Company. The percentages of ownership set forth in row 13 of the cover page for the Reporting Person is based on 438,436,628 ordinary shares (including 6 Class A ordinary shares and 438,436,622 Class B ordinary shares) outstanding as of October 19, 2016, as disclosed in the Merger Agreement.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting rights. Each Class A ordinary share is entitled to three votes, and each Class B ordinary share is entitled to one vote.

(c) To the knowledge of the Reporting Person, no transaction in any of the Shares have been effected by the Reporting Person during the past sixty days preceding the filing of this Amendment No. 1.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

The information set forth in Items 3 and 4 of this Statement are incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A*	Share Exchange Agreement dated October 24, 2015 between Ctrip, Baidu, Inc. and Baidu Holdings Limited.

B

Agreement and Plan of Merger, by and among Qunar Cayman Islands Limited, Ocean Management Holdings Limited and Ocean Management Merger Sub Limited, dated as of 19, 2016 (incorporated by reference to Exhibit 99.1 to Qunar Cayman Islands Limited ‘s Report of Foreign Private Issuer filed on Form 6-K on October 7, 2016).

C**	Consortium Agreement dated October 19, 2016 by and between Ctrip.com International, Ltd. and Ocean Management Limited.

D**

Support Agreement by and among Ocean Management Holdings Limited, Ctrip.com International, Ltd., Momentum Strategic Holdings, L.P., M Strat Holdings, L.P., Earthly Paradise Investment Fund L.P., Seavour Investment Limited, Shuofeng Holdings Limited, Richbright Investment Limited and Eagle Limited, dated as of October 19, 2016.

E**	Limited Guarantee, by Ctrip.com International, Ltd. in favor of Qunar Cayman Islands Limited, dated as of October 19, 2016.

*Filed with the Original Schedule 13D.

** Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2016

Ctrip.com International, Ltd.	By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Chief Financial Officer